Exhibit 8.1

Subsidiaries of the Registrant

Name of Subsidiaries	Jurisdiction
Hongkong Internet Financial Services Limited	Hong Kong
Hongkong Shengqi Technology Limited	Hong Kong
Beijing Yingxin Yijia Network Technology Co., Ltd.	People’s Republic of China
Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	People’s Republic of China
Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd.	People’s Republic of China
Fu Hui (Shenzhen) Commercial Factoring Co., Ltd.	People’s Republic of China
CIFS (Xiamen) Financial Leasing Co., Ltd.	People’s Republic of China
Fuhui (Xiamen) Commercial Factoring Co., Ltd.	People’s Republic of China
Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.	People’s Republic of China
Hangzhou Yuchuang Investment Partnership	People’s Republic of China
Hudson Capital USA Inc.	United States
Hudson Capital Merger Sub I Inc.	United States
Hudson Capital Merger Sub II Inc.	United States